Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2025 RESULTS – RECORD FREE CASH FLOW WITH ANOTHER QUARTER OF STRONG PRODUCTION AND COST PERFORMANCE; BALANCE SHEET FURTHER STRENGTHENED BY TRANSITION TO NET CASH POSITION AND LONG-TERM DEBT REPAYMENT

Toronto (July 30, 2025) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the second quarter of 2025.

"Our portfolio of high-quality assets continued to deliver exceptional results this quarter, generating record free cash flow, more than doubling the prior quarter. This performance reflects the strength of the gold price environment, our disciplined cost management and the consistency of our operational execution," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "While delivering record free cash flow, we remained disciplined in our capital allocation – reinvesting in our business, strengthening our balance sheet and returning capital to shareholders. We ended the quarter with a significant net cash position and returned approximately $300 million to shareholders through dividends and share repurchases this quarter. We remain focused on executing on our 2025 guidance and advancing our key growth projects to drive long-term value creation."

Second quarter 2025 highlights:

•	Strong quarterly gold production and cost performance – Payable gold production[1] was 866,029 ounces at production costs per ounce of $911, total cash costs per ounce[2] of $933 and all-in sustaining costs ("AISC") per ounce[2] of $1,289. The strong operational performance in the second quarter of 2025 was led by Canadian Malartic, LaRonde, Macassa and Fosterville. At mid-year, the Company has achieved approximately 51% of the mid-point of its full-year gold production guidance, while achieving total cash costs per ounce below the mid-point of guidance, despite higher royalty costs resulting from higher gold prices

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period. Payable gold production for the three months ended June 30, 2025 excludes payable gold production at La India and Creston Mascota of 858 and 39 ounces, respectively, which were produced from residual leaching.

2 Total cash costs per ounce and all-in sustaining costs per ounce or AISC per ounce are non-GAAP ratios that are not standardized financial measures under IFRS® Accounting Standards and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of the composition and usefulness of these non-GAAP ratios and reconciliations of total cash costs per ounce and AISC per ounce to production costs on both a by-product and a co-product basis, see "Note Regarding Certain Measures of Performance" below.

•	Record quarterly adjusted net income and free cash flow – The Company reported quarterly net income of $1,069 million or $2.13 per share and record adjusted net income[3] of $976 million or $1.94 per share. The Company generated cash provided by operating activities of $1,845 million or $3.67 per share ($1,332 million or $2.65 per share of cash provided by operating activities before changes in non-cash components of working capital4) and record free cash flow[4] of $1,305 million or $2.60 per share ($792 million or $1.58 per share of free cash flow before changes in non-cash components of working capital4)

•	2025 gold production and cost guidance reiterated – Full year expected payable gold production in 2025 remains unchanged at 3.3 to 3.5 million ounces, with total cash costs per ounce and AISC per ounce in 2025 unchanged at $915 to $965 and $1,250 to $1,300, respectively. Total capital expenditures (excluding capitalized exploration) for 2025 remain estimated to be between $1.75 billion to $1.95 billion and capitalized exploration remains expected to be between $290 and $310 million. Further details are set out in the 2025 Guidance Summary section below

•	Balance sheet strengthened by transition to net cash position and debt redemption – The Company transitioned to a net cash[5] position of $963 million as at June 30, 2025 as a result of the increase in its cash position by $419 million to $1,558 million and the reduction of long-term debt by $550 million to $595 million. On June 30, 2025, the Company repaid $40 million of the 2017 Series A 4.42% senior notes at maturity and also redeemed the remaining outstanding principal of $260 million of the 2017 senior notes and $250 million of the 2016 senior notes with interest rates ranging from 4.64% to 4.94%. The aggregate payments were comprised of $40 million of the current portion of long-term debt and $510 million of long-term debt

•	Increased quarterly share repurchases demonstrate continued focus on shareholder returns – A quarterly dividend of $0.40 per share has been declared. In addition, the Company repurchased 836,488 common shares during the quarter at an average share price of $119.47 for aggregate consideration of $100 million under its normal course issuer bid ("NCIB"). The NCIB was renewed in May 2025 with an increased purchase limit of up to $1 billion of common shares

•	Update on key value drivers and pipeline projects

◦	Canadian Malartic – In the second quarter of 2025, total development reached a quarterly record of 4,850 metres. This included the ramp reaching the mid-shaft loading station at level 102, advancement of the ramp toward shaft bottom at a depth of 1,179 metres, and continued development of the East Gouldie production levels in preparation for initial production in the second half of 2026. Excavation of the mid-shaft loading station between levels 102 and 114 progressed, with steel installation underway and completion expected in the third quarter of 2025. The temporary service hoist ramped up to its design hoisting capacity of 3,500 tonnes per day ("tpd"). Exploration drilling continued to extend the East Gouldie deposit to the east in both the upper and lower portions of the deposit. Regional exploration is prioritizing the newly acquired Marban project including pit design optimization and potential lateral extension of the Marban deposit

◦	Detour Lake – In the second quarter of 2025, the Company initiated development of the exploration ramp with the mobilization of the contractor, completion of the ramp portal and the first blast for the exploration ramp that occurred on July 4, 2025. Exploration drilling into the high-grade corridor in the West Pit zone further defined the high-grade domains that could potentially be mined early in the underground project, with highlight intercepts of 3.4 grams per tonne ("g/t") gold over 67.2 metres at 416 metres depth and 2.3 g/t gold over 42.6 metres at 525 metres depth. Drilling into the West Extension zone at underground depths further confirmed the grades and continuity of mineralization in the western plunge of the deposit

3 Adjusted net income and adjusted net income per share are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

4 Cash provided by operating activities before changes in non-cash components of working capital, free cash flow and free cash flow before changes in non-cash components of working capital and their related per share measures are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to cash provided by operating activities see "Note Regarding Certain Measures of Performance" below.

5 Net cash (debt), that is, a negative "net debt" position, and net debt are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to long-term debt, see "Note Regarding Certain Measures of Performance" below.

◦	Upper Beaver – In the second quarter of 2025, structural steel installation for the shaft head frame progressed and cladding installation began. In addition, installation of the hoists for service and potential production commenced. At the ramp portal, supporting infrastructure was completed, with excavation of the exploration ramp now expected to begin in the third quarter of 2025

◦	Hope Bay – In the second quarter of 2025, site infrastructure upgrades advanced, including dismantling major components of the existing mill and the refurbishment of the first wing at the Doris camp. In the second quarter of 2025, exploration drilling at Hope Bay totalled 39,390 metres (68,800 metres year-to-date), with a continued focus on mineral resource expansion and conversion of the Patch 7 and Suluk zones in the Madrid deposit. Recent drilling results, including 25.7 g/t gold over 8.4 metres at 754 metres depth in one of the deepest intercepts of the Patch 7 zone to date, continue to support the potential for mineral resource expansion at depth and along strike

◦	San Nicolas project – In the second quarter of 2025, Minas de San Nicolas continued working on a feasibility study, with completion expected late in 2025. Minas de San Nicolas received an exploration permit authorizing additional drill pads across the property and the joint venture approved supplemental drilling activities focused on geotechnical, hydrological, and geological evaluation in proximity to the projected mine area

Second Quarter 2025 Results Conference Call and Webcast Tomorrow

The Company's senior management will host a conference call on Thursday, July 31, 2025, at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company's website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 416.945.7677 or toll-free 1.888.699.1199 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 68663#. The conference call replay will expire on August 31, 2025.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Second Quarter 2025 Production and Costs

Production and Cost Results Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gold production* (ounces)	866,029	895,838	1,739,823	1,774,490
Gold sales (ounces)**	846,835	874,230	1,689,800	1,753,293
Production costs per ounce***	$911	$862	$895	$877
Total cash costs per ounce***	$933	$870	$918	$885
AISC per ounce***	$1,289	$1,169	$1,235	$1,179

*Gold production for the three months ended June 30, 2025 excludes payable gold production at La India and Creston Mascota of 858 and 39 ounces, respectively, which were produced from residual leaching. Gold production for the six months ended June 30, 2025 excludes payable gold production at La India and Creston Mascota of 2,669 and 64 ounces, respectively.

**Canadian Malartic's payable metal sold excludes the 5% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake's payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa's payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the six months ended June 30, 2025, 2,500 payable gold ounces sold are excluded at La India.

***Production costs per ounce, total cash costs per ounce and AISC per ounce are reported on a per ounce of gold produced basis.

Gold Production

•	Second Quarter and First Six Months of 2025 – Gold production decreased when compared to the prior-year periods primarily due to lower production from Meadowbank (longer than expected Caribou migration affecting both mining and milling operations), Fosterville (lower grade and throughput) and Canadian Malartic (lower throughput), partially offset by higher production at Macassa and LaRonde (higher grades)

Production Costs per Ounce

•	Second Quarter and First Six Months of 2025 – Production costs per ounce increased when compared to the prior-year periods primarily due to higher royalties resulting from higher gold prices and lower production, partially offset by the benefit of the weaker Canadian dollar during both periods

Total Cash Costs per Ounce

•	Second Quarter and First Six Months of 2025 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to the reasons described above for the increase in production costs per ounce during both periods

AISC per Ounce

•	Second Quarter and First Six Months of 2025 – AISC per ounce increased when compared to the prior-year periods due to the reasons described above for the increase in total cash costs per ounce, higher sustaining capital expenditures primarily at Meadowbank and Fosterville and higher general and administrative expenses during both periods

See the Company's Management Discussion and Analysis for the second quarter of 2025 (the "MD&A") under the caption "Financial and Operating Results" for additional variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Second Quarter 2025 Financial Results

Financial Results Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Realized gold price (per ounce)[6]	$3,288	$2,342	$3,090	$2,202
Net income (millions)	$1,069	$472	$1,883	$819
Adjusted net income (millions)	$976	$535	$1,746	$913
EBITDA (millions)[7]	$2,021	$1,123	$3,655	$2,006
Adjusted EBITDA (millions)[7]	$1,914	$1,176	$3,504	$2,105
Cash provided by operating activities (millions)	$1,845	$961	$2,890	$1,745
Cash provided by operating activities before changes in non-cash working capital balances (millions)	$1,332	$986	$2,541	$1,763
Capital expenditures (millions)[8]	$538	$407	$957	$779
Free cash flow (millions)	$1,305	$557	$1,899	$953
Free cash flow before changes in non-cash working capital balances (millions)	$792	$582	$1,551	$972

Net income per share (basic)	$2.13	$0.95	$3.75	$1.64
Adjusted net income per share (basic)	$1.94	$1.07	$3.47	$1.83
Cash provided by operating activities per share (basic)	$3.67	$1.92	$5.75	$3.50
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$2.65	$1.97	$5.06	$3.54
Free cash flow per share (basic)	$2.60	$1.12	$3.78	$1.91
Free cash flow before changes in non-cash working capital balances per share (basic)	$1.58	$1.17	$3.09	$1.95

Net Income

•	Second Quarter of 2025

◦	Net income increased when compared to the prior-year period primarily due to record operating margins resulting from higher realized gold prices and gains on derivative financial instruments (compared to losses in the prior-year period), partially offset by higher income and mining taxes expense in the current period

◦	Net income of $1,069 million ($2.13 per share) includes the following items (net of tax): net gains on derivative financial instruments of $83 million ($0.17 per share), foreign currency translation gains on deferred tax liabilities and other tax adjustments of $18 million ($0.04 per share), foreign exchange gains of $12 million ($0.02 per share per share), net asset disposal losses of $4 million ($0.01 per share), debt extinguishment costs of $4 million ($0.01 per share) and reclamation and other adjustments totalling $12 million (0.02 per share). Excluding these items results in adjusted net income of $976 million or $1.94 per share

6 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

7 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

8 Includes capitalized exploration. Capital expenditures is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a discussion of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

•	First Six Months of 2025 – Net income increased when compared to the prior-year period primarily due to record operating margins resulting from higher realized gold prices and gains on derivative financial instruments (compared to losses in the prior-year period), partially offset by higher income and mining taxes expense in the current period

Adjusted EBITDA

•	Second Quarter and First Six Months of 2025 – Adjusted EBITDA increased when compared to the prior-year period primarily due to higher mine operating margins from higher realized gold prices, partially offset by lower gold sales, higher production costs and higher general and administrative expenses

Cash Provided by Operating Activities

•	Second Quarter and First Six Months of 2025 – Cash provided by operating activities and cash provided by operating activities before changes in non-cash working capital balances increased when compared to the prior-year periods primarily due to the reasons described above related to the increases in adjusted EBITDA. Cash provided by operating activities benefited from favourable changes in non-cash working capital balances, primarily due to an increase in the accrued taxes payable as a result of higher operating margins

Free Cash Flow Before Changes in Non-cash Working Capital Balances

•	Second Quarter and First Six Months of 2025 – Free cash flow before changes in non-cash working capital balances increased when compared to the prior-year periods due to the reasons described above related to cash provided by operating activities, partially offset by higher additions to property, plant and mine development

Capital Expenditures

In the second quarter of 2025, capital expenditures were $460 million and capitalized exploration expenditures were $78 million, for a total of $538 million. For the first six months of 2025, capital expenditures were $815 million and capitalized exploration expenditures were $143 million, for a total of $957 million. Total capital expenditures for 2025 (including capitalized exploration) are expected to remain in line with full year guidance as set out in the 2025 Guidance Summary below.

The following table sets out a summary of capital expenditures, in each case broken down as between sustaining capital expenditures and development capital expenditures, and capitalized exploration by mine in the second quarter of 2025 and the first six months of 2025.

Summary of Capital Expenditures*

(thousands)

	Capital Expenditures**		Capitalized Exploration
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	Jun 30, 2025	Jun 30, 2025	Jun 30, 2025	Jun 30, 2025
Sustaining Capital Expenditures
LaRonde	$20,402	$37,905	$1,105	$1,999
Canadian Malartic	28,235	53,037	954	1,313
Goldex	12,558	26,260	641	1,172
Quebec	61,195	117,202	2,700	4,484
Detour Lake	63,741	99,599	—	—
Macassa	10,199	18,730	331	747
Ontario	73,940	118,329	331	747
Meliadine	16,075	30,469	1,178	2,033
Meadowbank	34,160	57,528	—	—
Nunavut	50,235	87,997	1,178	2,033
Fosterville	15,985	28,615	—	—
Australia	15,985	28,615	—	—
Kittila	19,568	28,999	884	1,609
Finland	19,568	28,999	884	1,609
Pinos Altos	9,969	16,344	577	852
Mexico	9,969	16,344	577	852
Other	2,708	4,190	(156)	237
Total Sustaining Capital Expenditures	$233,600	$401,676	$5,514	$9,962

Development Capital Expenditures
LaRonde	$18,139	$35,082	$11	$11
Canadian Malartic	68,090	118,961	6,973	12,806
Goldex	3,650	5,631	578	1,075
Quebec	89,879	159,674	7,562	13,892
Detour Lake	58,734	112,666	8,628	17,396
Macassa	20,058	41,875	8,569	19,043
Ontario	78,792	154,541	17,197	36,439
Meliadine	14,961	26,451	4,553	9,154
Meadowbank	1,356	2,681	—	—
Nunavut	16,317	29,132	4,553	9,154
Fosterville	7,303	14,773	3,025	5,400
Australia	7,303	14,773	3,025	5,400
Kittila	(968)	(63)	1,782	3,009
Finland	(968)	(63)	1,782	3,009
Pinos Altos	5	2,916	11	23
San Nicolas (50%)	1,962	4,047	—	—
Mexico	1,967	6,963	11	23
Other	33,356	47,850	38,045	64,762
Total Development Capital Expenditures	$226,646	$412,870	$72,175	$132,679
Total Capital Expenditures	$460,246	$814,546	$77,689	$142,641

*Capital expenditures is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a discussion of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

**Excludes capitalized exploration

2025 Guidance Reiterated

Based on the operational performance in the first six months of 2025, the Company expects to meet its gold production guidance for the full year 2025. The Company's total cash costs per ounce, AISC per ounce and capital expenditures guidance for 2025 remain unchanged. At mid-year, the Company has achieved approximately 51% of the mid-point of its full-year gold production guidance, while achieving total cash costs per ounce below the mid-point of guidance, despite higher royalty costs resulting from higher gold prices. A summary of the Company's guidance is set out below.

2025 Guidance Summary

(millions, unless otherwise stated)

	2025		2025
	Range		Mid-Point
Gold production (ounces)	3,300,000	3,500,000	3,400,000
Total cash costs per ounce	$915	$965	$940
AISC per ounce	$1,250	$1,300	$1,275

Exploration and corporate development expense	$215	$235	$225
Depreciation and amortization expense	$1,550	$1,750	$1,650
General & administrative expense	$190	$210	$200
Other costs	$105	$115	$110

Tax rate (%)	33%	38%	35%
Cash taxes	$1,100	$1,200	$1,150

Capital expenditures (excluding capitalized exploration)	$1,750	$1,950	$1,850
Capitalized exploration	$290	$310	$300

Tariffs

On February 1, 2025, the United States introduced tariffs on imports from countries including Canada. In response, the Canadian and other governments announced retaliatory tariffs on imports from the United States. In certain cases, the implementation or application of these tariffs has been postponed or modified and exceptions to such tariffs have been made in respect of certain goods. However, the international trade disputes set in motion by these tariffs, retaliatory tariffs and other actions remain fluid.

At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes. However, approximately 60% of the Company's cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company's supply chains, the Company continues to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances. The costs guidance provided in this news release does not include any potential impact from such tariffs or trade disputes.

Transition to Net Cash Position and Repayment of Long-term Debt

Cash and cash equivalents increased by $419 million when compared to the prior quarter primarily due to higher cash provided by operating activities resulting from higher operating margins due to higher realized gold prices and favourable changes in non-cash components of working capital in the current period. The increase was partially offset by cash used in financing activities in the current period as $550 million of debt was repaid in the second quarter of 2025.

As at June 30, 2025, the Company's total long-term debt was $595 million. On June 30, 2025, the Company repaid $40 million of the 2017 Series A 4.42% senior notes at maturity and also redeemed the remaining outstanding principal of $260 million of the 2017 senior notes and $250 million of the 2016 senior notes with interest rates ranging from 4.64% to 4.94%. The aggregate payments were comprised of $40 million of the current portion of long-term debt and $510 million of long-term debt. The repayment of debt demonstrates the Company's continued commitment to financial discipline and balanced approach to capital allocation. The repayment will reduce interest expense, strengthen the balance sheet and enhance financial flexibility going forward. No amounts were outstanding under the Company's unsecured revolving bank credit facility as at June 30, 2025 and available liquidity under the facility remained at approximately $2 billion, not including the uncommitted $1 billion accordion feature.

The Company transitioned from a net debt position of $5 million as at March 31, 2025 to a net cash position of $963 million as at June 30, 2025 as a result of the increase in cash and cash equivalents of $419 million and the reduction of long-term debt of $550 million. The following table sets out the calculation of net cash (debt).

Net Cash (Debt) Summary

(millions)

	As at	As at
	Jun 30, 2025	Mar 31, 2025
Current portion of long-term debt	$(50)	$(90)
Non-current portion of long-term debt	(545)	(1,053)
Long-term debt	$(595)	$(1,143)
Cash and cash equivalents	1,558	1,138
Net cash (debt)	$963	$(5)

Hedges

The Company's full year 2025 cost guidance is based on assumed exchange rates of 1.38 C$/US$, 1.08 US$/EUR, 1.50 A$/US$ and 20.00 MXP/US$. The Company has set up the following hedge positions based on its currency assumptions for 2025 cost estimates:

•	Approximately 55% of the remaining estimated Canadian dollar exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.37 C$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.42 C$/US$;

•	Approximately 25% of the remaining estimated Euro exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements above 1.09 US$/EUR, while allowing for participation in respect of exchange rate movements down to an average of 1.05 US$/EUR;

•	Approximately 51% of the remaining estimated Australian dollar exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.50 A$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.70 A$/US$; and

•	Approximately 37% of the remaining estimated Mexican peso ("MXN") exposure for 2025 is hedged at an average floor price providing protection in respect of exchange rate movements below 19.50 MXP/US$, while allowing for participation in respect of exchange rate movements up to an average of 24.00 MXP/US$.

Including the diesel purchased for the Company's Nunavut operations that was delivered as part of the 2024 sealift, approximately 54% of the Company's remaining estimated diesel exposure for 2025 is hedged at an average benchmark price of $0.74 per litre (excluding transportation and taxes), which is expected to continue to reduce the Company's exposure to diesel price volatility for 2025. The Company's full year 2025 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs for the balance of 2025. Current hedging positions are not factored into 2025 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the Third Quarter of 2025

The Company's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on September 15, 2025 to shareholders of record as of September 2, 2025. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2025 Fiscal Year

Record Date	Payment Date
February 28, 2025*	March 14, 2025*
May 30, 2025*	June 16, 2025*
September 2, 2025**	September 15, 2025**
December 1, 2025	December 15, 2025

*Paid

**Declared

Dividend Reinvestment Plan

For information on the Company's dividend reinvestment plan, see: Dividend Reinvestment Plan.

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Normal Course Issuer Bid

The Company believes that its NCIB is a flexible and complementary tool that, together with its quarterly dividend, is part of the Company's overall capital allocation program and generates value for shareholders. The Company renewed the NCIB in May 2025, increasing the maximum value of its common shares authorized for purchase to $1 billion, subject to a maximum of 5% of the issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from its commencement on May 4, 2025. In the second quarter of 2025, the Company repurchased 836,488 common shares under the NCIB at an average share price of $119.47 for aggregate consideration of $100 million. In the first six months of 2025, the Company repurchased 1,324,535 common shares under the NCIB at an average share price of $113.20 for aggregate consideration of $150 million.

Update on Key Value Drivers and Pipeline Projects

Canadian Malartic

The Company continues to advance the transition to underground mining with the construction of the Odyssey mine and work on several opportunities with a vision to potentially grow annual production at Canadian Malartic to one million ounces per year in the 2030s. These opportunities include the potential for a second shaft at Odyssey, the development of a satellite open pit at Marban and the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Odyssey

Mine development continued to advance ahead of schedule in the second quarter of 2025, with a record 4,850 metres completed. A key milestone was achieved as the ramp reached the mid-shaft loading station at level 102. The breakthrough to the shaft is scheduled for the third quarter of 2025, following the completion of the fresh air ventilation doors at level 102. The main ramp toward shaft bottom progressed to a depth of 1,019 metres as at 30 June 2025. Development of the East Gouldie production levels also advanced, with preparatory work underway for the planned production start-up in the second half of 2026. This includes installation of the ventilation system, paste distribution infrastructure, and essential services.

In the second quarter of 2025, excavation and construction of the mid-shaft loading station advanced, with excavation of the ore grizzly at level 102 and the loading pocket at level 112 completed. Steel installation between levels 102 and 112 is progressing well, with completion expected in the third quarter of 2025. Ramp excavation connecting level 102 to the crusher room (level 106) and loading station (level 112) is underway, with completion expected in the fourth quarter of 2025. As at June 30, 2025, the shaft reached a depth of 1,179 metres, with conventional shaft sinking expected to resume in the third quarter of 2025, ahead of schedule.

Construction activities of key surface infrastructure progressed on schedule and on budget. At the operational complex, expected to be completed in the first quarter of 2026, interior architectural, mechanical, and electrical installations are underway. Shaft ventilation system installation at the main hoist building is progressing on schedule, with completion expected in the third quarter of 2025. The fabrication of the production hoist is underway in Germany, with delivery expected in 2026. The construction of the second phase of the paste plant has commenced, which is expected to increase capacity to 20,000 tpd.

Building on continued exploration success at depth and the expansion of the mineral resource at East Gouldie, the Company is evaluating opportunities to enhance operational efficiency over the medium to long term. One option under consideration is a 70-metre extension of Shaft #1 to a depth of 1,870 metres. This would involve relocating the loading station at shaft bottom to level 181 from level 174 and adding a loading station at level 146. This potential optimization could improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock the significant exploration potential at depth. This initiative is being assessed in parallel with the potential development of a second shaft at Odyssey.

In exploration drilling at the Odyssey mine and surrounding near-mine exploration properties during the second quarter of 2025, 13 underground rigs and 13 surface rigs drilled a total of 78,640 metres (132,016 metres year-to-date). The drilling program targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. Regional exploration was focused on the 16-kilometre long land package around the mine, with additional activities conducted on the recently acquired Marban land package located immediately northeast of the Canadian Malartic property.

Drilling into the Lower East extension of the East Gouldie deposit beyond the current mineralized envelope was highlighted by hole MEX24-322WAZA intersecting 3.4 g/t gold over 36.2 metres at 1,947 metres depth and hole MEX24-322WBZ intersecting 3.5 g/t gold over 12.9 metres at 1,993 metres depth and 3.5 g/t gold over 19.2 metres at 2,013 metres depth, representing the deepest intersection of East Gouldie reported to date. These results extend East Gouldie at depth and to the east and are expected to contribute additional inferred mineral resources in this portion of the deposit at year-end 2025.

Hole MEX25-329 intersected the sub-parallel Eclipse zone approximately 300 metres to the north of East Gouldie, returning 4.3 g/t gold over 7.2 metres at 1,507 metres depth and 3.8 g/t gold over 14.0 metres at 1,519 metres depth, including 10.3 g/t gold over 2.5 metres at 1,518 metres depth. Further drilling targeting the Eclipse zone is ongoing to improve the geological understanding of the zone and its potential to add significant mineral resources near planned mine infrastructure.

Drilling in the Upper East extension of East Gouldie near the current shaft and ramp infrastructure was highlighted by hole UGEG-075-046 intersecting 5.7 g/t gold over 17.7 metres at 882 metres depth, including 8.9 g/t gold over 7.7 metres at 882 metres depth. The Company believes this area has the potential to add indicated mineral resources and potentially mineral reserves to East Gouldie by year-end.

Drilling into the Odyssey deposit during the second quarter returned highlights that included: hole UGOD-046-017 intersecting 4.6 g/t gold over 13.1 metres at 408 metres depth in the Odyssey North zone; hole UGOD-041-060 intersecting 9.1 g/t gold over 10.5 metres (core length) at 394 metres depth and hole UGOD-041-063 intersecting 13.8 g/t gold over 6.0 metres (core length) at 387 metres depth, both within the Odyssey internal zones; and, in the eastern extension of the Odyssey South zone, hole UGOD-016-311 intersecting 4.8 g/t gold over 16.1 metres at 403 metres depth, including 8.0 g/t gold over 6.9 metres at 402 metres depth, and hole MEV25-301 intersecting 4.9 g/t gold over 27.0 metres (core length) at 396 metres depth.

In regional exploration, testing for the potential extension of the Keel structure at depth in the East Gouldie deposit was highlighted by hole CHL25-2949 intersecting 2.8 g/t gold over 17.0 metres at 1,756 metres depth, approximately 150 metres below the East Gouldie mineralized envelope.

Selected recent drill intersections from Odyssey are set out in the composite longitudinal section below and in Appendix A.

[Odyssey – Composite Cross and Longitudinal Sections]

Marban

The Marban deposit is located approximately 12 kilometres northeast of the Canadian Malartic mill. The Marban project is an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operation at Canadian Malartic. Drilling by the Company began at Marban in early May 2025 with two drill rigs completing 10,800 metres in 33 drill holes during the second quarter of 2025. This initial phase of conversion drilling is expected to be complete by the end of August 2025, with the remainder of the year focused on additional conversion drilling, condemnation drilling and testing for the potential extension of the Marban deposit towards the east onto the Company's neighbouring Callahan property.

Detour Lake

Following the receipt of the permit to take water for the exploration phase in April 2025, the Company commenced development of the exploration ramp during the second quarter. The excavation contractor was mobilized, the portal of the exploration ramp was successfully completed and the first blast for the exploration ramp occurred on July 3, 2025. The Company is now focused on advancing the ramp toward the West Extension zone, where a bulk sample is planned from domain 54 at Level 200 in the first half of 2027.

Exploration drilling at Detour Lake during the second quarter of 2025 totalled 55,610 metres (102,500 metres year-to-date) of a planned 168,500 metres in 2025. The exploration program continued to focus on infill drilling into the high-grade corridor at underground depths in the West Pit zone and infill drilling into the West Extension zone at underground depths west of the West Pit mineral resources and next to the planned exploration ramp for the underground project. These results continue to strengthen the mineralization model supporting the underground project west of and under the open pit at Detour Lake.

The drilling into the high-grade corridor in the West Pit zone during the second quarter further defined the high-grade domains that could potentially be mined early in the underground project within the larger lower grade envelope and further validated the current geological interpretation of the high-grade corridor.

Highlights included: hole DLM25-1142C intersecting 3.4 g/t gold over 67.2 metres at 416 metres depth; hole DLM25-1079A intersecting 1.8 g/t gold over 73.2 metres at 537 metres depth and 2.2 g/t gold over 46.9 metres at 599 metres depth; hole DLM25-1095 intersecting 1.8 g/t gold over 59.2 metres at 368 metres depth and 13.7 g/t gold over 3.5 metres at 468 metres depth; and hole DLM25-1101 intersecting 2.3 g/t gold over 42.6 metres at 525 metres depth.

Drilling into the West Extension zone in the western portion of current underground mineral resources further confirmed the grades and continuity of mineralization in the western plunge of the deposit, with highlights that included hole DLM25-1103A intersecting 1.4 g/t gold over 99.7 metres at 554 metres depth and hole DLM25-1094 intersecting 1.7 g/t gold over 113.6 metres at 595 metres depth.

Selected recent drill intersections from Detour Lake are set out in the composite longitudinal section below and in Appendix A.

[Detour Lake – Composite Longitudinal Section]

Upper Beaver

In the second quarter of 2025, structural steel installation for the shaft head frame continued to advance, and cladding installation commenced. Completion of the head frame is expected in the third quarter of 2025. Installation of the hoists for service and potential production began. The shaft sinking winch house was completed during the quarter and is now ready for rope installation, scheduled for the third quarter. Shaft sinking activities are expected to commence in the fourth quarter of 2025.

At the ramp portal, supporting infrastructure for ramp development was finalized, including the cold storage dome, maintenance shop, and temporary air and water installations. Excavation of the exploration ramp is now expected to begin in the third quarter of 2025. Construction of the water treatment plant building was completed, including insulation, cladding and pouring the concrete floor. The water treatment plant remains on schedule for completion and commissioning in the third quarter of 2025.

Hope Bay

In the second quarter of 2025, excavation of the Naartok East exploration ramp at Madrid advanced by 482 metres and reached a depth of 38 metres as at June 30, 2025. The 2.1-kilometre exploration ramp is expected to be developed to a depth of 100 metres to facilitate infill and expansion drilling along the Madrid zones.

During the quarter, major components of the existing mill were dismantled and removed in preparation for a potential new processing circuit under consideration as part of the ongoing technical evaluation. At Doris, the camp upgrade remains on schedule, with the first newly constructed wing expected to be completed in the third quarter of 2025.

Exploration drilling at Hope Bay during the second quarter of 2025 totalled 39,390 metres (68,800 metres year-to-date), with a continued focus on mineral resource expansion and conversion of the Patch 7 and Suluk zones within the Madrid deposit. Results continued to demonstrate continuity within the known zones at Madrid and support the potential for mineral resource expansion at depth and along strike.

Highlights included: hole HBM25-345 intersecting 25.7 g/t gold over 8.4 metres at 754 metres depth in one of the deepest intercepts of the Patch 7 zone to date and beyond current mineral resources; hole HBM25-325 intersecting 5.7 g/t gold over 12.2 metres at 312 metres depth in the upper portion of the Patch 7 zone; and hole HBM25-311 intersecting 16.1 g/t gold over 4.4 metres at 284 metres depth in the Patch 7 zone.

Within the gap area between the Patch 7 and Suluk zones, hole HBM25-324 intersected 4.4 g/t gold over 10.8 metres at 302 metres depth and hole HBM25-348 intersected 6.3 g/t gold over 3.5 metres at 404 metres depth, further demonstrating potential continuity between previously released holes in this under-explored area that is beyond current mineral resources.

Selected recent drill intersections from the Madrid deposit are set out in the composite longitudinal section below and in Appendix A.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

The southern extension of the gravel track that runs south alongside Patch Lake was completed early in the second quarter of 2025, significantly reducing helicopter costs for future drilling in the Madrid area and improving access to the Patch 14 and Wolverine target areas.

Both land-based and helicopter-supported exploration are ongoing at Madrid with a budgeted 110,000-metre drill program in 2025. Drilling of high-priority regional exploration targets south of the Madrid deposit and north of the Doris mine is expected to begin in August 2025.

San Nicolas Copper Project (50/50 joint venture with Teck Resources Limited)

In the second quarter of 2025, Minas de San Nicolas advanced its feasibility study, which remains on schedule for completion by year-end. Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. Project approval is expected to follow, subject to receipt of permits and the results of the feasibility study.

During the quarter, Minas de San Nicolas received an exploration permit authorizing additional drill pads across the property. Minas de San Nicolas also approved a supplemental exploration program totalling $8.8 million to support expanded drilling activities focused on geotechnical, hydrological, and geological evaluation in proximity to the projected mine area.

Second Quarter 2025 Sustainability Highlights

•	Recognition in health and safety performance and leadership

◦	ELSSA Distinction at Pinos Altos – In April 2025, Pinos Altos was awarded the Entornos Laborales Seguros y Saludables – Healthy and Safe Work Environments distinction by the Mexican Social Security Institute. Pinos Altos continues to demonstrate leadership in the region and was also awarded the Socially Responsible Company distinction for the 10th consecutive year by the CEMEFI (Centro Mexicano para la Filantropía)

◦	John T. Ryan Regional Safety Trophy at Meliadine – Meliadine received the John T. Ryan Regional Safety Trophy for the third consecutive year, highlighting exceptional dedication to workplace safety

•	Supporting the Nunavut Housing Corporation's Nunavut 3000 initiative – In April 2025, a memorandum of understanding was signed with the Nunavut Housing Corporation at the Nunavut Mining Symposium in Iqaluit to ship approximately 20 new modular homes to Rankin Inlet and Baker Lake in 2025 with the potential to extend the arrangement for future years. The Company is proud to be part of a meaningful initiative to support housing needs in Nunavut

•	Towards Sustainable Mining® (TSM) Community Engagement Excellence Award – The Company's inaugural Reconciliation Action Plan with Indigenous Peoples was awarded the 2025 TSM Community Engagement Excellence Award by the Mining Association of Canada, recognizing exceptional efforts in community stewardship and sustainability

•	Execution of collaboration agreement in Quebec – In June 2025, the Company signed a collaboration agreement with Lac Simon and Kitcisakik First Nations for the Akasaba West open pit mine. The agreement will support First Nations participation in the mine's activities through training, employment and advancement opportunities, business opportunities, environmental protection measures and financial commitments

•	Strong placement of mine rescue teams at regional competitions – LaRonde, Goldex and LaRonde Zone 5 ("LZ5") placed first, second and third, respectively, at the 61st Annual Quebec Provincial Mine Rescue Competition in Val-d'Or and will proceed to the international competition in May 2026. Macassa won the Kirkland Lake District Mine Rescue Competition and the Fosterville emergency response team secured first place at the 2025 Victorian Mine Rescue Competition. These results demonstrate the value of training, planning and working together to face high-pressure challenges and be prepared to protect lives in emergency situations

ABITIBI REGION, QUEBEC

Higher Grades and Operational Performance Continue to Drive Strong Production; Second Consecutive Quarter of Record Gold Production and Development at Odyssey; Goldex Achieved Two Million Ounce Milestone

Abitibi Quebec – Operating Statistics

Three Months Ended June 30, 2025	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		674		4,963		819		6,456
Tonnes of ore milled per day		7,407		54,538		9,000		70,945
Gold grade (g/t)		4.47		1.17		1.47		1.55
Gold production (ounces)		91,252		172,531		33,118		296,901
Production costs per tonne (C$)	C$	172	C$	32	C$	64	C$	51
Minesite costs per tonne (C$)[9]	C$	166	C$	42	C$	63	C$	58
Production costs per ounce		$918		$669		$1,138		$798
Total cash costs per ounce		$807		$876		$962		$864

Six Months Ended June 30, 2025	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		1,349		9,828		1,611		12,788
Tonnes of ore milled per day		7,453		54,298		8,901		70,652
Gold grade (g/t)		4.50		1.14		1.44		1.53
Gold production (ounces)		182,743		332,304		63,134		578,181
Production costs per tonne (C$)	C$	178	C$	33	C$	63	C$	52
Minesite costs per tonne (C$)	C$	166	C$	43	C$	63	C$	59
Production costs per ounce		$932		$706		$1,146		$826
Total cash costs per ounce		$776		$900		$961		$868

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Regional Highlights

•	Gold production in the quarter was higher than planned primarily as a result of higher grades at the LaRonde mine and the Barnat pit at Canadian Malartic, partially offset by slightly lower volume milled. The higher gold grades at LaRonde were driven by positive grade reconciliation in three stopes, each mined in a distinct area (East mine, West mine and the 11-3 zone). The higher gold grades at Canadian Malartic were a result of the continued mining of mineralized zones near historical underground stopes in the Barnat pit that returned higher grades than anticipated

•	At LaRonde, a planned shutdown of approximately 10 days was completed to replace the liners at the SAG mill and for maintenance of the drystack filtration plant. Concurrently, maintenance work was also carried out on the underground rock handling network

•	At LZ5, the Company continued its automation initiatives and achieved its automation targets. Approximately 24% of the ore hauled to surface was moved using automated scoops and trucks, contributing to the strong overall performance of the site at an average of 3,630 tpd, above the production target of 3,500 tpd for the second quarter of 2025

9 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS Accounting Standards and is reported on a per tonne of ore milled basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see "Note Regarding Certain Measures of Performance" below.

•	At Canadian Malartic, in-pit tailings deposition ramped up to its design capacity in the second quarter of 2025

•	At Odyssey, total development during the quarter was a record at approximately 4,850 metres. Gold production was a quarterly record at approximately 26,600 ounces driven by higher grades and ore mined of approximately 3,970 tpd compared to the target of 3,500 tpd. The ramp-up of the service hoist to its design hoisting capacity of 3,500 tpd and the increased use of remote-operated and automated equipment (including scoops, trucks, jumbos and cable bolters) were the main drivers for exceeding the development and production targets in the second quarter of 2025

•	At Goldex, record tonnage was processed during the second quarter of 2025 at approximately 819,000 tonnes, driven by record tonnage processed from Akasaba West during April 2025. The target milling rate of 1,750 tpd from Akasaba West was exceeded, averaging 2,864 tpd for the quarter

•	Canadian Malartic has planned quarterly shutdowns in 2025 of four to five days for regular maintenance at the mill

•	An update on Odyssey and the "fill-the-mill" strategy is set out in the Update on Key Value Drivers and Pipeline Projects section above

ABITIBI REGION, ONTARIO

Strong Mill Throughput and Run-time at Detour Lake; Second Consecutive Quarter of Record Gold Production at Macassa

Abitibi Ontario – Operating Statistics

Three Months Ended June 30, 2025	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		6,836		143		6,979
Tonnes of ore milled per day		75,121		1,571		76,692
Gold grade (g/t)		0.85		19.50		1.23
Gold production (ounces)		168,272		87,364		255,636
Production costs per tonne (C$)	C$	29	C$	462	C$	38
Minesite costs per tonne (C$)	C$	31	C$	529	C$	41
Production costs per ounce		$840		$552		$742
Total cash costs per ounce		$914		$626		$816

Six Months Ended June 30, 2025	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		13,466		291		13,757
Tonnes of ore milled per day		74,398		1,608		76,006
Gold grade (g/t)		0.83		18.99		1.21
Gold production (ounces)		321,110		173,392		494,502
Production costs per tonne (C$)	C$	29	C$	472	C$	38
Minesite costs per tonne (C$)	C$	31	C$	531	C$	41
Production costs per ounce		$860		$566		$757
Total cash costs per ounce		$929		$636		$826

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Regional Highlights

•	Gold production in the quarter was in line with plan driven by strong quarterly production at Macassa, offsetting lower production at Detour Lake. Gold production at Macassa was higher than planned as a result of positive grade reconciliation and a change in mine sequencing. At Detour Lake, gold production was affected by lower gold grades than anticipated. Mining during the first half of 2025 took place within a low-grade domain, occasionally resulting in localized negative ore tonnes reconciliation. To offset this shortfall in ore tonnes, the mill feed was supplemented with the low-grade stockpile. Mining will remain in this low-grade domain through the third quarter, with the grade profile expected to improve in the fourth quarter of 2025

•	At Detour Lake, gold production for first half of 2025 was lower than planned and as a result, the Company expects gold production for the full year 2025 to be around the lower end of the production guidance range of 705,000 to 735,000 ounces

•	At Macassa, construction of the new paste plant continued during the second quarter of 2025 and is scheduled to be commissioned in the third quarter of 2025

•	Detour Lake has scheduled a major shutdown of seven days for regular mill maintenance in the fourth quarter of 2025. Macassa has scheduled a major shutdown of five days for the primary grinding mill liner replacement, the annual overhaul of the crusher and other regular mill maintenance in the fourth quarter of 2025

•	Updates on the Detour Lake underground and Upper Beaver projects are set out in the Update on Key Value Drivers and Pipeline Projects section above

NUNAVUT

Quarterly Gold Production Affected by Caribou Migration; Positive Step-out Drilling Results at Depth and Laterally at Meliadine

Nunavut – Operating Statistics

Three Months Ended June 30, 2025	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		545		692		1,237
Tonnes of ore milled per day		5,989		10,813		16,802
Gold grade (g/t)		5.32		5.00		5.14
Gold production (ounces)		90,263		101,935		192,198
Production costs per tonne (C$)	C$	290	C$	211	C$	246
Minesite costs per tonne (C$)	C$	254	C$	207	C$	228
Production costs per ounce		$1,253		$1,040		$1,140
Total cash costs per ounce		$1,112		$1,018		$1,062

Six Months Ended June 30, 2025	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		1,103		1,729		2,832
Tonnes of ore milled per day		6,094		11,227		17,321
Gold grade (g/t)		5.50		4.78		5.06
Gold production (ounces)		188,775		242,061		430,836
Production costs per tonne (C$)	C$	251	C$	188	C$	213
Minesite costs per tonne (C$)	C$	241	C$	185	C$	207
Production costs per ounce		$1,043		$963		$998
Total cash costs per ounce		$1,012		$948		$976

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Regional Highlights

•	Gold production in the quarter was lower than planned as a result of a longer than expected caribou migration. Both the mining and milling operations at Meliadine and Meadowbank were affected by the extended migration despite typical migration patterns being incorporated in the production plans. Wildlife management is a priority for the Company and it continues to work with stakeholders in Nunavut to optimize solutions to safeguard wildlife and reduce production disruptions

•	At Meliadine, gold production was affected by the extended caribou migration of 11 days compared to a plan of 7 days and an unplanned mill shutdown, in addition to the scheduled mill shutdown. Ore hauling during the quarter was lower than planned due to the extended caribou migration, while record development in April resulted in total quarterly development of approximately 3,890 metres, which was approximately 18% above plan

•	At Meadowbank, gold production was affected by the extended caribou migration, which led to road closures between Amaruq and Meadowbank for 41 days and a mill shutdown lasting 27 days — both significantly longer than the 27-day and 9-day durations planned, respectively — reducing the volume of material hauled from the pit and between sites, resulting in lower volume processed during the quarter

•	Despite the weaker than planned gold production during the second quarter of 2025, guidance for both Meliadine and Meadowbank remains unchanged

•	During the second quarter of 2025, the Company revised its estimate of the Meadowbank asset retirement obligation ("ARO"), recognized on the financial statements as a result of the completion of an internal evaluation. The ARO increased by approximately $198 million with a corresponding adjustment to the Meadowbank mining asset on the Company's balance sheet. The increase in the ARO is primarily driven by revised estimates for dismantling infrastructure, transportation and fuel costs, and expected operating costs during the closure period. These updates reflect the scale of the operational footprint and logistical requirements at Meadowbank. The ARO-related costs are expected to be tax-deductible at an estimated rate of approximately 26%. As at June 30, 2025, the ARO liability was approximately $433 million. The Company continues to evaluate opportunities to optimize and reduce the Meadowbank ARO estimate, including the potential to integrate a life of mine extension beyond 2028

•	Meliadine has scheduled quarterly shutdowns lasting three to six days for regular mill maintenance. Meadowbank has a scheduled major shutdown, lasting five days, to replace the SAG and ball mill liners and complete other regular mill maintenance in the fourth quarter of 2025

•	An update on Hope Bay is set out in the Update on Key Value Drivers and Pipeline Projects section above

Exploration Highlights at Meliadine

•	Exploration drilling during the second quarter of 2025 totalled 27,100 metres (49,840 metres year-to-date), with results from a larger step-out drill program showing promising indications at depth and laterally

•	Highlights from the first half of 2025 from drilling into extensions of the Tiriganiaq deposit include: hole M25-4274A intersecting 20.3 g/t gold over 1.5 metres at 1,086 metres depth approximately 500 metres down-plunge from current mineral resources in the eastern portion of the deposit; hole ML425-9085-D19 intersecting 14.5 g/t gold over 5.2 metres at 790 metres depth and approximately 200 metres below current mineral resources in the western portion of the deposit; and hole ML425-9204-D22 intersecting 26.4 g/t gold over 4.7 metres at 696 metres depth and approximately 50 metres beyond current mineral resources in the middle portion of the deposit

•	The exploration drilling program is being accelerated for the remainder of the year to further investigate the deep extensions of the Tiriganiaq deposit to assist in long-term scenario analysis

•	Selected recent drill intersections from the Tiriganiaq, Wesmeg and Wesmeg North deposits are set out in the composite longitudinal section below and in Appendix A

Pyke Fault
Process plant
Tiriganiaq - Wolf
Camp
Wesmeg
Wesmeg North
Pump
F-Zone
Discovery
Rankin Inlet
Felsic intrusive rocks
Intermediate intrusive rocks
Sedimentary rocks
Intermediate volcanic rocks
Mafic volcanic rocks
Metamorphic and tectonic rocks
Deposit
Agnico Eagle property
Major fault
Road
Winter access route
10 km
West
East
Tiriganiaq - Wesmeg - Wesmeg North
F-Zone
Portal 2
Portal 1
ML425-10352-D6
8.3 g/t Au / 5.1 m
incl. 40.0 g/t Au / 1.0 m
ML425-10300-D2
6.2 g/t Au / 5.8 m
ML575-9027-D3
5.0 g/t Au / 6.1 m
ML425-9858-D11
13.3 g/t Au / 4.3 m
ML425-9950-D11
6.2 g/t Au / 6.0 m
M25-4274A
20.3 g/t Au / 1.5 m
ML425-9085-D3
5.8 g/t Au / 10.3 m
incl. 12.5 g/t Au / 3.6 m
ML425-9085-D21A
10.3 g/t Au / 4.7 m
incl. 21.0 g/t Au / 1.8 m
11.6 g/t Au / 4.3 m
ML425-9085-D19
14.5 g/t Au / 5.2 m
ML425-9204-D22
26.4 g/t Au / 4.7 m
incl. 100.0 g/t Au / 0.9 m
ML425-9085-D7
20.7 g/t Au / 2.8 m
OPEN
2024 Mineral Reserve Tiriganiaq - Wesmeg - Wesmeg North
2024 Mineral Resource Tiriganiaq - Wesmeg - Wesmeg North
Potential open-pit outline
2024 Mineral Resource F-Zone
Existing underground mine workings
Planned exploration ramps
Mined out
Previously released drillhole pierce points
Significant current drill hole pierce points - Tiriganiaq
Significant current drill hole pierce points - Wesmeg - Wesmeg North
0
500
metres
Coordinate System : UTM NAD83 Z15

[Meliadine Mine – Plan Map and Composite Longitudinal Section]

AUSTRALIA

Strong Quarterly Gold Production Driven by Higher Grades; Fosterville Celebrates 20th Anniversary Since the Start of Operations

Fosterville – Operating Statistics	Three Months Ended June 30, 2025		Six Months Ended June 30, 2025
Tonnes of ore milled (thousands)		188		351
Tonnes of ore milled per day		2,066		1,939
Gold grade (g/t)		8.52		8.57
Gold production (ounces)		49,574		93,189
Production costs per tonne (A$)	A$	309	A$	314
Minesite costs per tonne (A$)	A$	315	A$	329
Production costs per ounce		$767		$763
Total cash costs per ounce		$783		$797

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Highlights

•	Gold production in the quarter was higher than planned as a result of higher grades due to a change in mining sequence at Phoenix and higher than anticipated grades at Robbins Hill and Harrier, partially offset by lower mill throughput

•	The Company is implementing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. The development of the primary fan chambers was completed in the second quarter of 2025 with the work required for the power connection and construction ongoing in the third and fourth quarters of 2025. Commissioning of the primary fans is expected to be completed in the fourth quarter of 2025

•	Fosterville has scheduled quarterly shutdowns of five days for regular mill maintenance in 2025

FINLAND

Solid Underground Operational Performance with Gold Production in Line with Target; Optimization Initiatives Continue to Deliver Cost Benefits

Kittila – Operating Statistics	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Tonnes of ore milled (thousands)	482	1,004
Tonnes of ore milled per day	5,297	5,547
Gold grade (g/t)	3.96	3.92
Gold production (ounces)	50,357	104,461
Production costs per tonne (€)	€100	€101
Minesite costs per tonne (€)	€104	€102
Production costs per ounce	$1,093	$1,062
Total cash costs per ounce	$1,134	$1,071

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Highlights

•	Gold production in the quarter was in line with plan as Kittila completed an 11-day scheduled shutdown for regular maintenance on the autoclave in the second quarter of 2025

•	The cost performance of the underground mine and mill continued to realize the benefits of continuous improvement initiatives, with minesite costs per tonne in the first half of 2025 decreasing by approximately 4%, from €106 to €102 per tonne, when compared to the prior-year period. This decrease was achieved despite the increase in royalty costs per tonne of approximately €2 due to higher gold prices in the first half of 2025 compared to the prior-year period. Initiatives that resulted in lower costs included the internalization of work previously done by contractors and hoisting waste rock through the shaft, which resulted in the reduction in the number of trucks used to haul waste

Exploration Highlights

•	Exploration drilling at Kittila during the second quarter of 2025 totalled 18,100 metres (34,300 metres year-to-date) and intersected wide, high-grade mineralization at the bottom of the Main zone in the Rimpi Deep area, with highlights from the first half of 2025 including hole ROD24-700G intersecting 11.5 g/t gold over 15.9 metres at 1,464 metres depth; hole ROD24-700B intersecting 12.2 g/t gold over 12.9 metres at 1,457 metres depth; and hole ROD24-700C intersecting 10.4 g/t gold over 10.8 metres at 1,444 metres depth

•	The Company expects these results to have a positive impact on mineral reserve replacement at year-end 2025

•	Selected recent drill intersections from the first half of 2025 from the Main and Sisar zones at Kittila are set out in the composite longitudinal section below and in Appendix A

[Kittila – Composite Longitudinal Section]

MEXICO

Stable Gold Production Driven by Solid Underground Performance at Cubiro

Pinos Altos – Operating Statistics	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Tonnes of ore milled (thousands)	441	822
Tonnes of ore milled per day	4,846	4,541
Gold grade (g/t)	1.58	1.53
Gold production (ounces)	21,363	38,654
Production costs per tonne	$115	$113
Minesite costs per tonne	$118	$118
Production costs per ounce	$2,367	$2,413
Total cash costs per ounce	$2,002	$2,077

See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Highlights

•	In early July 2025, a disagreement among local communities regarding the distribution of hauling work at Cubiro led to a short-term blockage of road access to Pinos Altos. In response, the Company suspended operations for four days in accordance with its safety protocols to protect personnel and infrastructure. Operations have been fully restored

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to "Canadian Malartic", "Goldex", "LaRonde" and "Meadowbank" are to the Company's operations at the Canadian Malartic complex, the Goldex complex, the LaRonde complex and the Meadowbank complex, respectively. The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms "including" and "such as" mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company's website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce" (or "AISC per ounce"), "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash components of working capital", "cash provided by operating activities before changes in non-cash components of working capital per share", "EBITDA" which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "operating margin", "sustaining capital expenditures", "development capital expenditures", "sustaining capitalized exploration", "development capitalized exploration" and "net cash (debt)", as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures and ratios reported by other gold producers and should be considered together with other data prepared in accordance with IFRS Accounting Standards. The Company has changed the label for the non-GAAP measure "net debt" to "net cash (debt)" as the Company believes that reporting a positive net cash position is more clear and understandable to readers than a negative net debt position. The Company's method of calculating this non-GAAP measure has not changed. See below for a reconciliation of these measures to the most directly comparable financial information reported in the condensed interim consolidated financial statements prepared in accordance with IFRS Accounting Standards.

Total cash costs per ounce and minesite costs per tonne

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for Canadian Malartic have been adjusted for the effects of purchase price allocation. Investors should note that total cash costs per ounce is not reflective of all cash expenditures, as it does not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce is intended to provide investors with information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by–product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the production costs per minesite for the three and six months ended June 30, 2025 and June 30, 2024, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

Total Production Costs by Mine

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2025	2024	2025	2024
LaRonde mine	$60,654	$43,682	$125,186	$119,238
LZ5	23,080	20,121	45,192	39,143
LaRonde	83,734	63,803	170,378	158,381
Canadian Malartic	115,383	144,333	234,672	270,909
Goldex	37,690	33,084	72,346	66,266
Quebec	236,807	241,220	477,396	495,556
Detour Lake	141,330	120,302	276,276	252,207
Macassa	48,266	51,029	98,092	98,677
Ontario	189,596	171,331	374,368	350,884
Meliadine	113,093	85,913	196,915	179,364
Meadowbank	106,039	123,014	233,006	237,176
Nunavut	219,132	208,927	429,921	416,540
Fosterville	38,018	36,824	71,058	70,478
Australia	38,018	36,824	71,058	70,478
Kittila	55,064	57,529	110,897	116,567
Finland	55,064	57,529	110,897	116,567
Pinos Altos	50,570	43,109	93,280	76,516
La India	—	13,044	—	29,028
Mexico	50,570	56,153	93,280	105,544
Production costs per the consolidated statements of income	$789,187	$771,984	$1,556,920	$1,555,569

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and six months ended June 30, 2025 and June 30, 2024, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS Accounting Standards.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine

Three Months Ended June 30, 2025

(thousands, except as noted)

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized gains and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	By- product metal revenues ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde mine	69,778	60,654	869	2,778	55	—	2,844	951	(15,941)	722
LZ5	21,474	23,080	1,075	(319)	21	—	907	1,103	(418)	1,084
LaRonde	91,252	83,734	918	2,459	76	—	3,751	986	(16,359)	807
Canadian Malartic	172,531	115,383	669	10,841	158	27,132	567	893	(2,940)	876
Goldex	33,118	37,690	1,138	(422)	31	—	1,154	1,161	(6,593)	962
Quebec	296,901	236,807	798	12,878	265	27,132	5,472	952	(25,892)	864
Detour Lake	168,272	141,330	840	2,429	199	9,383	1,697	921	(1,231)	914
Macassa	87,364	48,266	552	2,911	75	4,076	74	634	(674)	626
Ontario	255,636	189,596	742	5,340	274	13,459	1,771	823	(1,905)	816
Meliadine	90,263	113,093	1,253	(12,255)	106	—	144	1,120	(697)	1,112
Meadowbank	101,935	106,039	1,040	(1,348)	146	—	264	1,031	(1,382)	1,018
Nunavut	192,198	219,132	1,140	(13,603)	252	—	408	1,073	(2,079)	1,062
Fosterville	49,574	38,018	767	901	—	—	37	786	(156)	783
Australia	49,574	38,018	767	901	—	—	37	786	(156)	783
Kittila	50,357	55,064	1,093	2,909	(605)	—	(63)	1,138	(181)	1,134
Finland	50,357	55,064	1,093	2,909	(605)	—	(63)	1,138	(181)	1,134
Pinos Altos	21,363	50,570	2,367	1,323	(85)	—	309	2,440	(9,361)	2,002
Mexico	21,363	50,570	2,367	1,323	(85)	—	309	2,440	(9,361)	2,002
Consolidated	866,029	789,187	911	9,748	101	40,591	7,934	979	(39,574)	933

Notes:

(i)	Gold production for the three months ended June 30, 2025 excludes 858 ounces of payable production of gold at La India and 39 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2025 is $1.4 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Three Months Ended June 30, 2024

(thousands, except as noted)

Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized gains and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	By- product metal revenues ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde mine	62,260	43,682	702	16,244	351	—	3,227	1,020	(17,016)	747
LZ5	20,074	20,121	1,002	(252)	123	—	996	1,046	(311)	1,030
LaRonde	82,334	63,803	775	15,992	474	—	4,223	1,026	(17,327)	816
Canadian Malartic	180,871	144,333	798	(5,041)	988	19,653	(120)	884	(2,216)	871
Goldex	33,750	33,084	980	222	210	—	827	1,018	(5,199)	864
Quebec	296,955	241,220	812	11,173	1,672	19,653	4,930	938	(24,742)	855
Detour Lake	168,247	120,302	715	3,617	1,089	7,116	1,607	795	(666)	791
Macassa	64,062	51,029	797	(441)	432	2,292	64	833	—	833
Ontario	232,309	171,331	738	3,176	1,521	9,408	1,671	805	(666)	803
Meliadine	88,675	85,913	969	(7,455)	827	—	93	895	(280)	892
Meadowbank	126,419	123,014	973	(6,610)	1,275	—	14	931	(1,108)	922
Nunavut	215,094	208,927	971	(14,065)	2,102	—	107	916	(1,388)	910
Fosterville	65,963	36,824	558	3,382	68	—	12	611	(167)	608
Australia	65,963	36,824	558	3,382	68	—	12	611	(167)	608
Kittila	55,671	57,529	1,033	(649)	30	—	(52)	1,021	(98)	1,020
Finland	55,671	57,529	1,033	(649)	30	—	(52)	1,021	(98)	1,020
Pinos Altos	23,754	43,109	1,815	(872)	—	—	345	1,793	(8,989)	1,414
Creston Mascota	13	—	—	—	—	—	—	—	—	—
La India	6,079	13,044	2,146	381	—	—	131	2,230	(356)	2,171
Mexico	29,846	56,153	1,881	(491)	—	—	476	1,881	(9,345)	1,568
Consolidated	895,838	771,984	862	2,526	5,393	29,061	7,144	911	(36,406)	870

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Six Months Ended June 30, 2025

(thousands, except as noted)

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	By- product metal revenues ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde mine	142,147	125,186	881	(1,157)	577	—	4,719	910	(33,121)	677
LZ5	40,596	45,192	1,113	(1,132)	212	—	1,811	1,135	(460)	1,124
LaRonde	182,743	170,378	932	(2,289)	789	—	6,530	960	(33,581)	776
Canadian Malartic	332,304	234,672	706	16,236	1,294	51,720	837	917	(5,529)	900
Goldex	63,134	72,346	1,146	(314)	332	—	2,121	1,180	(13,842)	961
Quebec	578,181	477,396	826	13,633	2,415	51,720	9,488	959	(52,952)	868
Detour Lake	321,110	276,276	860	2,065	1,077	18,083	3,000	936	(2,119)	929
Macassa	173,392	98,092	566	4,775	794	7,610	161	643	(1,175)	636
Ontario	494,502	374,368	757	6,840	1,871	25,693	3,161	833	(3,294)	826
Meliadine	188,775	196,915	1,043	(6,396)	998	—	228	1,016	(697)	1,012
Meadowbank	242,061	233,006	963	(3,011)	1,304	—	299	957	(2,132)	948
Nunavut	430,836	429,921	998	(9,407)	2,302	—	527	983	(2,829)	976
Fosterville	93,189	71,058	763	3,421	—	—	53	800	(270)	797
Australia	93,189	71,058	763	3,421	—	—	53	800	(270)	797
Kittila	104,461	110,897	1,062	1,803	(431)	—	(119)	1,074	(294)	1,071
Finland	104,461	110,897	1,062	1,803	(431)	—	(119)	1,074	(294)	1,071
Pinos Altos	38,654	93,280	2,413	3,523	29	—	568	2,520	(17,123)	2,077
Mexico	38,654	93,280	2,413	3,523	29	—	568	2,520	(17,123)	2,077
Consolidated	1,739,823	1,556,920	895	19,813	6,186	77,413	13,678	962	(76,762)	918

Notes:

(i)	Gold production for the six months ended June 30, 2025 excludes 2,669 ounces of payable production of gold at La India and 64 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2025 is $2.5 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Six Months Ended June 30, 2024

(thousands, except as noted)

Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized (gains) and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	By- product metal revenues ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde mine	114,075	119,238	1,045	1,533	370	—	8,220	1,134	(29,606)	874
LZ5	36,623	39,143	1,069	68	129	—	1,366	1,111	(498)	1,098
LaRonde	150,698	158,381	1,051	1,601	499	—	9,586	1,129	(30,104)	929
Canadian Malartic	367,777	270,909	737	9,666	1,040	38,696	327	872	(4,168)	860
Goldex	68,138	66,266	973	679	221	—	1,197	1,003	(6,616)	906
Quebec	586,613	495,556	845	11,946	1,760	38,696	11,110	953	(40,888)	883
Detour Lake	318,998	252,207	791	(4,569)	1,147	13,694	3,173	833	(1,246)	829
Macassa	132,321	98,677	746	(1,530)	455	4,374	139	772	(220)	770
Ontario	451,319	350,884	777	(6,099)	1,602	18,068	3,312	815	(1,466)	812
Meliadine	184,400	179,364	973	(10,755)	1,107	—	35	921	(515)	918
Meadowbank	254,193	237,176	933	(705)	1,821	—	(45)	937	(1,974)	930
Nunavut	438,593	416,540	950	(11,460)	2,928	—	(10)	930	(2,489)	925
Fosterville	122,532	70,478	575	246	86	—	29	578	(327)	575
Australia	122,532	70,478	575	246	86	—	29	578	(327)	575
Kittila	110,252	116,567	1,057	(1,144)	19	—	(120)	1,046	(187)	1,044
Finland	110,252	116,567	1,057	(1,144)	19	—	(120)	1,046	(187)	1,044
Pinos Altos	48,479	76,516	1,578	5,783	—	—	663	1,711	(16,039)	1,380
Creston Mascota	41	—	—	—	—	—	—	—	—	—
La India	16,661	29,028	1,742	147	—	—	264	1,767	(858)	1,715
Mexico	65,181	105,544	1,619	5,930	—	—	927	1,724	(16,897)	1,465
Consolidated	1,774,490	1,555,569	877	(581)	6,395	56,764	15,248	920	(62,254)	885

Notes:

(i)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

Three Months Ended June 30, 2025

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	338	$60,654	C$	84,042	C$	248	C$	3,618	C$	—	C$	(7,056)	C$	238
LZ5	336	$23,080	C$	31,993	C$	95	C$	(652)	C$	—	C$	—	C$	93
LaRonde	674	$83,734	C$	116,035	C$	172	C$	2,966	C$	—	C$	(7,056)	C$	166
Canadian Malartic	4,963	$115,383	C$	159,348	C$	32	C$	14,254	C$	37,270	C$	—	C$	42
Goldex	819	$37,690	C$	52,257	C$	64	C$	(895)	C$	—	C$	—	C$	63
Quebec	6,456	$236,807	C$	327,640	C$	51	C$	16,325	C$	37,270	C$	(7,056)	C$	58
Detour Lake	6,836	$141,330	C$	196,403	C$	29	C$	2,328	C$	12,887	C$	—	C$	31
Macassa	143	$48,266	C$	66,005	C$	462	C$	3,954	C$	5,584	C$	—	C$	529
Ontario	6,979	$189,596	C$	262,408	C$	38	C$	6,282	C$	18,471	C$	—	C$	41
Meliadine	545	$113,093	C$	158,074	C$	290	C$	(19,587)	C$	—	C$	—	C$	254
Meadowbank	692	$106,039	C$	145,678	C$	211	C$	(2,682)	C$	—	C$	—	C$	207
Nunavut	1,237	$219,132	C$	303,752	C$	246	C$	(22,269)	C$	—	C$	—	C$	228
Fosterville	188	$38,018	A$	58,194	A$	309	A$	1,135	A$	—	A$	—	A$	315
Australia	188	$38,018	A$	58,194	A$	310	A$	1,135	A$	—	A$	—	A$	315
Kittila	482	$55,064		€48,363		€100		€1,996		€—		€—		€104
Finland	482	$55,064		€48,363		€100		€1,996		€—		€—		€104
Pinos Altos	441	$50,570		$50,570		$115		$1,238		$—		$—		$118
Mexico	441	$50,570		$50,570		$115		$1,238		$—		$—		$118

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended June 30, 2025 is C$2.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Three Months Ended June 30, 2024

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	381	$43,682	C$	59,392	C$	156	C$	23,045	C$	—	C$	(3,264)	C$	208
LZ5	299	$20,121	C$	27,730	C$	93	C$	(312)	C$	—	C$	—	C$	92
LaRonde	680	$63,803	C$	87,122	C$	128	C$	22,733	C$	—	C$	(3,264)	C$	157
Canadian Malartic	5,182	$144,333	C$	196,695	C$	38	C$	(6,517)	C$	26,930	C$	—	C$	42
Goldex	765	$33,084	C$	45,174	C$	59	C$	390	C$	—	C$	—	C$	60
Quebec	6,627	$241,220	C$	328,991	C$	50	C$	16,606	C$	26,930	C$	(3,264)	C$	56
Detour Lake	6,792	$120,302	C$	164,189	C$	24	C$	5,253	C$	9,748	C$	—	C$	26
Macassa	152	$51,029	C$	69,756	C$	459	C$	(524)	C$	3,138	C$	—	C$	476
Ontario	6,944	$171,331	C$	233,945	C$	34	C$	4,729	C$	12,886	C$	—	C$	36
Meliadine	421	$85,913	C$	116,869	C$	278	C$	(9,818)	C$	—	C$	—	C$	254
Meadowbank	990	$123,014	C$	167,525	C$	169	C$	(8,768)	C$	—	C$	—	C$	160
Nunavut	1,411	$208,927	C$	284,394	C$	202	C$	(18,586)	C$	—	C$	—	C$	188
Fosterville	234	$36,824	A$	55,526	A$	237	A$	4,995	A$	—	A$	—	A$	259
Australia	234	$36,824	A$	55,526	A$	237	A$	4,995	A$	—	A$	—	A$	259
Kittila	524	$57,529		€53,377		€102		€(515)		€—		€—		€101
Finland	524	$57,529		€53,377		€102		€(515)		€—		€—		€101
Pinos Altos	454	$43,109		$43,109		$95		$(872)		$—		$—		$93
La India(iii)	—	$13,044		$13,044		$—		$(13,044)		$—		$—		$—
Mexico	454	$56,153		$56,153		$124		$(13,916)		$—		$—		$93

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)	La India's cost calculations per tonne for the three months ended June 30, 2024 exclude approximately $13.0 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

Six Months Ended June 30, 2025

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	709	125,186	C$	176,243	C$	249	C$	(1,519)	C$	—	C$	(13,203)	C$	228
LZ5	640	45,192	C$	63,551	C$	99	C$	(1,666)	C$	—	C$	—	C$	97
LaRonde	1,349	170,378	C$	239,794	C$	178	C$	(3,185)	C$	—	C$	(13,203)	C$	166
Canadian Malartic	9,828	234,672	C$	328,611	C$	33	C$	22,204	C$	72,670	C$	—	C$	43
Goldex	1,611	72,346	C$	101,756	C$	63	C$	(565)	C$	—	C$	—	C$	63
Quebec	12,788	477,396	C$	670,161	C$	52	C$	18,454	C$	72,670	C$	(13,203)	C$	59
Detour Lake	13,466	276,276	C$	388,036	C$	29	C$	2,341	C$	25,442	C$	—	C$	31
Macassa	291	98,092	C$	137,464	C$	472	C$	6,646	C$	10,692	C$	—	C$	531
Ontario	13,757	374,368	C$	525,500	C$	38	C$	8,987	C$	36,134	C$	—	C$	41
Meliadine	1,103	196,915	C$	276,854	C$	251	C$	(10,860)	C$	—	C$	—	C$	241
Meadowbank	1,729	233,006	C$	325,614	C$	188	C$	(5,107)	C$	—	C$	—	C$	185
Nunavut	2,832	429,921	C$	602,468	C$	213	C$	(15,967)	C$	—	C$	—	C$	207
Fosterville	351	71,058	A$	110,167	A$	314	A$	5,316	A$	—	A$	—	A$	329
Australia	351	71,058	A$	110,167	A$	314	A$	5,316	A$	—	A$	—	A$	329
Kittila	1,004	110,897		€101,506		€101		€634		€—		€—		€102
Finland	1,004	110,897		€101,506		€101		€634		€—		€—		€102
Pinos Altos	822	93,280		$93,280		$113		$3,552		$—		$—		$118
Mexico	822	93,280		$93,280		$113		$3,552		$—		$—		$118

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the six months ended June 30, 2025 is C$3.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

Six Months Ended June 30, 2024

(thousands, except as noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	794	119,238	C$	161,417	C$	203	C$	2,731	C$	—	C$	(3,600)	C$	202
LZ5	566	39,143	C$	53,244	C$	94	C$	120	C$	—	C$	—	C$	94
LaRonde	1,360	158,381	C$	214,661	C$	158	C$	2,851	C$	—	C$	(3,600)	C$	157
Canadian Malartic	10,355	270,909	C$	367,548	C$	35	C$	13,485	C$	52,567	C$	—	C$	42
Goldex	1,525	66,266	C$	89,919	C$	59	C$	1,039	C$	—	C$	—	C$	60
Quebec	13,240	495,556	C$	672,128	C$	51	C$	17,375	C$	52,567	C$	(3,600)	C$	56
Detour Lake	13,294	252,207	C$	342,398	C$	26	C$	(5,687)	C$	18,624	C$	—	C$	27
Macassa	286	98,677	C$	134,428	C$	470	C$	(1,940)	C$	5,953	C$	—	C$	484
Ontario	13,580	350,884	C$	476,826	C$	35	C$	(7,627)	C$	24,577	C$	—	C$	36
Meliadine	917	179,364	C$	242,795	C$	265	C$	(14,213)	C$	—	C$	—	C$	249
Meadowbank	2,061	237,176	C$	321,119	C$	156	C$	(766)	C$	—	C$	—	C$	155
Nunavut	2,978	416,540	C$	563,914	C$	189	C$	(14,979)	C$	—	C$	—	C$	184
Fosterville	406	70,478	A$	107,375	A$	264	A$	365	A$	—	A$	—	A$	265
Australia	406	70,478	A$	107,375	A$	264	A$	365	A$	—	A$	—	A$	265
Kittila	1,006	116,567		€107,856		€107		€(885)		€—		€—		€106
Finland	1,006	116,567		€107,856		€107		€(885)		€—		€—		€106
Pinos Altos	880	76,516		$76,516		$87		$5,783		$—		$—		$94
La India(iii)	—	29,028		$29,028		$—		$(29,028)		$—		$—		$—
Mexico	880	105,544		$105,544		$120		$(23,245)		$—		$—		$94

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory.
(ii)	Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.
(iii)	La India's cost calculations per tonne for the six months ended June 30, 2024 exclude approximately $29.0 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine" for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and six months ended June 30, 2025 and June 30, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce, except where noted)	2025	2024	2025	2024
Production costs per the consolidated statements of income (thousands)	$789,187	$771,984	$1,556,920	$1,555,569
Gold production (ounces)(i)	866,029	895,838	1,739,823	1,774,490
Production costs per ounce	$911	$862	$895	$877
Adjustments:
Inventory adjustments(ii)	12	3	11	—
In-kind royalty(iii)	47	32	44	32
Realized gains and losses on hedges of production costs	—	6	4	4
Other(iv)	9	8	8	7
Total cash costs per ounce (co-product basis)	$979	$911	$962	$920
By-product metal revenues	(46)	(41)	(44)	(35)
Total cash costs per ounce (by-product basis)	$933	$870	$918	$885
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	273	227	234	221
General and administrative expenses (including stock option expense)	67	54	68	55
Non-cash reclamation provision and sustaining leases(v)	16	18	15	18
All-in sustaining costs per ounce (by-product basis)	$1,289	$1,169	$1,235	$1,179
By-product metal revenues	46	41	44	35
All-in sustaining costs per ounce (co-product basis)	$1,335	$1,210	$1,279	$1,214

Notes:
(i) Gold production for the three and six months ended June 30, 2025 excludes 858 and 2,669 ounces of payable production of gold at La India and 39 and 64 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching.
(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and six months ended June 30, 2025 is $1.4 and $2.5 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of the Canadian Malartic that Agnico Eagle did not then hold.
(iii) Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.
(iv) Other adjustments consists of smelting, refining and marketing charges to production costs.
(v) Sustaining leases are lease payments related to sustaining assets.

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out a reconciliation of net income per the condensed interim consolidated statements of income to adjusted net income for the three and six months ended June 30, 2025, and June 30, 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2025	2024	2025	2024
Net income for the period - basic	$1,068,711	$472,016	$1,883,442	$819,208
Dilutive impact of cash settling LTIP	2,939	—	—	2,062
Net income for the period - diluted	$1,071,650	$472,016	$1,883,442	$821,270
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Realized and unrealized (gain) loss on derivative financial instruments	(125,264)	19,608	(194,123)	65,543
Environmental remediation	14,234	3,108	21,965	4,907
Net loss on disposal of property, plant and equipment	6,459	16,819	12,105	20,366
Purchase price allocation to inventory	1,466	—	2,534	—
Impairment loss(i)	—	—	10,554	—
Debt extinguishment costs	5,407	—	5,407	—
Other(ii)	2,077	13,215	2,077	13,215
Income and mining taxes adjustments(iii)	14,261	10,139	13,558	(6,316)
Adjusted net income for the period - basic	$975,780	$535,268	$1,745,888	$912,739
Adjusted net income for the period - diluted	$978,719	$535,268	$1,745,888	$914,801

Notes:
(i) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.
(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the comparative period.
(iii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out a reconciliation of net income per the condensed interim consolidated statements of income to EBITDA and adjusted EBITDA for the three and six months ended June 30, 2025, and June 30, 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2025	2024	2025	2024
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Finance costs	27,429	34,473	49,873	70,738
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
Income and mining tax expense	547,908	238,190	927,748	380,046
EBITDA	2,021,004	1,123,068	3,654,819	2,005,606
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Realized and unrealized (gain) loss on derivative financial instruments	(125,264)	19,608	(194,123)	65,543
Environmental remediation	14,234	3,108	21,965	4,907
Net loss on disposal of property, plant and equipment	6,459	16,819	12,105	20,366
Purchase price allocation to inventory	1,466	—	2,534	—
Impairment loss(i)	—	—	10,554	—
Debt extinguishment costs	5,407	—	5,407	—
Other(ii)	2,077	13,215	2,077	13,215
Adjusted EBITDA	$1,913,812	$1,176,181	$3,503,707	$2,105,453

Notes:
(i) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.
(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the comparative period.

Cash provided by operating activities before changes in non-cash components of working capital and its per share ratio

Cash provided by operating activities before changes in non-cash components of working capital is calculated by adjusting the cash provided by operating activities as shown in the condensed interim consolidated statements of cash flows for the effects of changes in non-cash components of working capital such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share ratio is calculated by dividing cash provided by operating activities before changes in non-cash components of working capital by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards. A reconciliation of these measures to the nearest IFRS Accounting Standards measure is provided below.

Free cash flow and free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following table sets out a reconciliation of cash provided by operating activities per the condensed interim consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash components of working capital and to cash provided by operating activities before changes in non-cash components of working capital for the three and six months ended June 30, 2025, and June 30, 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands, except where noted)	2025	2024	2025	2024
Cash provided by operating activities	$1,845,488	$961,336	$2,889,734	$1,744,511
Additions to property, plant and mine development	(540,476)	(404,098)	(990,600)	(791,685)
Free cash flow	1,305,012	557,238	1,899,134	952,826
Changes in income taxes	(478,106)	(46,426)	(301,367)	(46,802)
Changes in inventory	53,061	37,028	22,144	8,856
Changes in other current assets	38,152	84,118	6,762	57,500
Changes in accounts payable and accrued liabilities	(139,082)	(47,908)	(76,590)	6,082
Changes in interest payable	12,573	(1,900)	793	(6,831)
Free cash flow before changes in non-cash components of working capital	$791,610	$582,150	$1,550,876	$971,631
Additions to property, plant and mine development	540,476	404,098	990,600	791,685
Cash provided by operating activities before changes in non-cash components of working capital	$1,332,086	$986,248	$2,541,476	$1,763,316

Cash provided by operating activities per share - basic	$3.67	$1.92	$5.75	$3.50
Cash provided by operating activities before changes in non-cash components of working capital per share - basic	$2.65	$1.97	$5.06	$3.54

Free cash flow per share - basic	$2.60	$1.12	$3.78	$1.91
Free cash flow before changes in non-cash components of working capital per share - basic	$1.58	$1.17	$3.09	$1.95

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of operating margin to revenue from operations, see "Summary of Operations Key Performance Indicators".

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and six months ended June 30, 2025 and June 30, 2024.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2025	2024	2025	2024
Sustaining capital expenditures	$233,600	$199,538	$401,676	$386,023
Sustaining capitalized exploration	5,514	5,802	9,962	9,924
Development capital expenditures	226,646	173,366	412,870	327,744
Development capitalized exploration	72,175	28,596	132,679	55,629
Total Capital Expenditures	$537,935	$407,302	$957,187	$779,320
Working capital adjustments	2,541	(3,204)	33,413	12,365
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$540,476	$404,098	$990,600	$791,685

Net cash (debt)

Net cash (debt) is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the condensed interim consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash (debt) is useful to help investors determine the Company's overall cash (debt) position and to evaluate the future debt capacity of the Company. The Company has changed the label for this non-GAAP measure "net debt" to "net cash (debt)" as the Company believes that reporting a positive net cash position is more clear and understandable to readers than a negative net debt position. The Company's method of calculating this non-GAAP measure has not changed.

The following table sets out a reconciliation of long-term debt per the condensed interim consolidated balance sheets to net cash (debt) as at June 30, 2025, and December 31, 2024.

(thousands)	As at June 30, 2025	As at December 31, 2024
Current portion of long-term debt per the condensed interim consolidated balance sheets	$(50,000)	$(90,000)
Non-current portion of long-term debt	(544,614)	(1,052,956)
Long-term debt	$(594,614)	$(1,142,956)
Cash and cash equivalents	$1,557,565	$926,431
Net cash (debt)	$962,951	$(216,525)

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 30, 2025. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "commit", "could", "estimate", "expect", "forecast", "future", "guide", "objective", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company's sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at Hope Bay and San Nicolas; statements concerning the Company's "fill-the-mill" strategy at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital costs and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to sustainability initiatives; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis (the "2024 MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2024 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2024 (the "Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2024 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2024, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects can be found in the Company's AIF and 2024 MD&A filed on SEDAR+ each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX A – EXPLORATION DETAILS

Eclipse zone and East Gouldie and Odyssey deposits at Odyssey mine

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX25-329	Eclipse	1,700.0	1,707.7	1,507	7.2	4.3	4.3
and	Eclipse	1,711.0	1,726.0	1,519	14.0	3.8	3.8
including		1,716.4	1,719.0	1,518	2.5	10.3	10.3
MEX24-322WAZA	East Gouldie	2,128.0	2,177.9	1,947	36.2	3.4	3.4
including		2,141.0	2,148.4	1,940	5.3	8.1	8.1
MEX24-322WBZ	East Gouldie	2,235.5	2,252.5	1,993	12.9	3.5	3.5
and	East Gouldie	2,258.6	2,284.0	2,013	19.2	3.5	3.5
UGEG-075-046	East Gouldie	552.5	570.5	882	17.7	5.7	5.7
including	East Gouldie	557.1	565.0	882	7.7	8.9	8.9
CHL25-2949	East Gouldie	1,893.0	1,939.2	1,756	17.0	2.8	2.8
UGOD-054-056	Odyssey internal	336.4	371.5	751	29.9	2.6	2.6
MEV25-301	Odyssey internal	457.5	484.4	396	27.0**	7.0	4.9
UGOD-016-311	Odyssey South	265.7	283.0	403	16.1	4.8	4.8
including		270.0	277.4	402	6.9	8.0	8.0
UGOD-041-060	Odyssey internal	10.0	20.5	394	10.5**	9.2	9.1
UGOD-041-063	Odyssey internal	12.0	18.0	387	6.0**	16.1	13.8
UGOD-046-017	Odyssey North	140.5	153.9	408	13.1	4.6	4.6

*Results from Eclipse, East Gouldie and Odyssey use a capping factor of 20 g/t gold.

**Core length. True width undetermined.

West Pit and West Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM24-1030	West Pit	169.1	206.7	157	32.3	2.9
DLM25-1073	West Extension	640.9	670.0	525	26.5	2.0
DLM25-1079A	West Pit Underground	620.0	700.8	537	73.2	1.8
and	West Pit Underground	716.0	767.4	599	46.9	2.2
including		761.9	767.4	616	5.0	10.7
DLM25-1094	West Extension	611.8	742.0	595	113.6	1.7
including		705.0	711.5	620	5.7	8.2
DLM25-1095	West Pit Underground	444.0	507.7	368	59.2	1.8
including		455.0	461.0	355	5.6	8.4
and	West Pit Underground	615.1	618.8	468	3.5	13.7
DLM25-1101	West Pit Underground	640.0	686.3	525	42.6	2.3
including		646.8	660.6	518	12.7	4.9
DLM25-1103A	West Extension	572.0	689.0	554	99.7	1.4
including		619.0	625.0	547	5.1	10.8
DLM25-1142C	West Pit Underground	492.0	565.0	416	67.2	3.4
including		492.0	495.0	390	2.7	65.4

*Results from Detour Lake are uncapped.

Madrid deposit at Hope Bay

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM25-300	Patch 7	378.4	387.2	285	6.2	7.3	7.3
HBM25-311	Patch 7	285.5	292.0	284	4.4	16.1	16.1
including		289.2	290.0	285	0.5	66.9	66.9
HBM25-314A	Patch 7	972.5	977.0	766	3.2	7.4	7.4
including		975.9	977.0	767	0.8	22.0	22.0
HBM25-324	Patch 7	394.0	405.5	302	10.8	4.4	4.4
HBM25-325	Patch 7	356.2	375.2	312	12.2	5.7	5.7
HBM25-337	Patch 7	723.0	728.0	592	4.7	8.0	8.0
including		726.0	726.5	592	0.5	29.7	29.7
HBM25-339	Suluk	661.0	669.0	510	6.9	8.5	8.5
including		663.0	664.0	509	0.9	21.8	21.8
HBM25-345	Patch 7	954.0	964.0	735	8.7	3.3	3.3
and	Patch 7	987.6	997.0	754	8.4	53.3	25.7
including		988.5	991.4	753	2.6	105.9	38.4
HBM25-348	Patch 7	445.0	450.5	404	3.5	6.3	6.3

*Results from Madrid use a capping factor ranging from 50 g/t gold to 75 g/t gold depending on the zone

Tiriganiaq, Wesmeg and Wesmeg North deposits at Meliadine

Drill hole	Deposit	Lode / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M25-4274A	Tiriganiaq	1015	1,136.0	1,138.0	1,086	1.5	20.3	20.3
ML425-9085-D3	Tiriganiaq	1350	208.6	220.3	710	10.3	8.8	5.8
including			208.6	212.7	710	3.6	21.1	12.5
ML425-9085-D7	Tiriganiaq	1000	285.9	289.7	795	2.8	20.7	20.7
ML425-9950-D11	Tiriganiaq	1000	508.5	515.4	955	6.0	6.2	6.2
ML425-9085-D19	Tiriganiaq	1000	297.0	303.0	790	5.2	14.5	14.5
ML425-9085-D21A	Tiriganiaq	1360	204.0	209.2	695	4.7	12.0	10.3
including			204.0	206.0	694	1.8	25.6	21.0
and	Tiriganiaq	1050	293.0	297.6	760	4.3	11.6	11.6
ML425-9204-D22	Tiriganiaq	1050	219.0	224.4	696	4.7	27.0	26.4
including			220.0	221.0	695	0.9	103.0	100.0
ML425-9858-D11	Tiriganiaq	1015	376.0	381.0	791	4.3	13.3	13.3
ML425-10300-D2	Wesmeg	650	451.0	458.0	756	6.8	6.2	6.2
ML425-10352-D6	Wesmeg N	953	195.8	202.0	532	6.1	10.1	8.3
including			195.8	196.8	532	1.0	51.0	40.0
ML575-9027-D3	Wesmeg N	930	68.0	75.0	573	6.1	5.0	5.0

*Results from Meliadine use a capping factor ranging from 20 g/t to 100 g/t gold depending on the zone.

Main and Sisar zones at Kittila

Drill hole	Zone	From (metres)	To metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE24-700K	Main / Seuru	535.1	541.3	1,410	2.3	8.4
ROD24-700B	Main / Rimpi	341.0	370.0	1,457	12.9	12.2
ROD24-700C	Main / Rimpi	332.0	348.9	1,444	10.8	10.4
ROD24-700E	Main / Roura	342.0	381.0	1,465	16.5	7.3
including		344.0	354.7	1,465	4.5	13.1
including		370.0	380.0	1,465	4.3	8.8
and	Sisar Deep / Roura	885.0	903.3	1,854	10.5	4.7
ROD24-700G	Main / Roura	341.2	376.3	1,464	15.9	11.5
ROU25-601	Main / Roura	334.8	344.0	1,457	4.4	6.0

* Results from Kittila are uncapped.

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX25-329	718603	5334758	308	213	-64	2,121
MEX24-322WAZA	718617	5334759	309	215	-70	2,333
MEX24-322WBZ	718617	5334759	309	215	-70	2,415
UGEG-075-046	717717	5334079	-341	164	-30	750
CHL25-2949	717261	5335235	308	173	-69	2,406
UGOD-054-056	717998	5334290	-229	351	-40	454
MEV25-301	719132	5333939	334	4	-64	675
UGOD-016-311	718856	5333907	113	41	-50	357
UGOD-041-060	718363	5334465	-73	148	-47	327
UGOD-041-063	718364	5334465	-72	138	-19	231
UGOD-046-017	718077	5334259	-146	356	17	192
Detour Lake
DLM24-1030	587489	5541475	285	176	-57	324
DLM25-1073	586362	5542050	292	179	-61	801
DLM25-1079A	589167	5541620	284	178	-58	789
DLM25-1094	586842	5541908	304	176	-70	900
DLM25-1095	589066	5541581	283	178	-54	651
DLM25-1101	589068	5541621	283	178	-57	801
DLM25-1103A	586923	5541890	306	176	-69	825
DLM25-1142C	589290	5541647	284	180	-56	810
Hope Bay
HBM25-300	435530	7548424	25	253	-50	744
HBM25-311	435171	7548309	26	93	-81	532
HBM25-314A	435586	7548826	26	248	-53	1,143
HBM25-324	434632	7548972	26	83	-54	811
HBM25-325	435190	7548130	26	101	-68	564
HBM25-337	434981	7547864	37	93	-67	906
HBM25-339	434013	7549817	47	72	-62	1,053
HBM25-345	434334	7548811	51	77	-64	1,127
HBM25-348	434871	7548717	39	54	-75	760

Meliadine
M25-4274A	540074	6989206	66	170	-85	1,230
ML425-9085-D3	539085	6988949	-464	195	-62	582
ML425-9085-D7	539085	6988949	-464	207	-70	396
ML425-9950-D11	539950	6989006	-421	198	-77	531
ML425-9085-D19	539085	6988949	-464	204	-66	351
ML425-9085-D21A	539085	6988949	-464	209	-58	351
ML425-9204-D22	539203	6988938	-451	189	-57	339
ML425-9858-D11	539861	6988955	-404	204	-63	424
ML425-10300-D2	540300	6988596	-339	175	-62	552
ML425-10352-D6	539085	6988949	-464	205	-21	339
ML575-9027-D3	539027	6988523	-493	141	-13	171
Kittila
RIE24-700K	2558637	7539598	-711	90	-59	541
ROD24-700B	2558696	7538459	-949	91	-60	892
ROD24-700C	2558696	7538459	-949	91	-60	772
ROD24-700E	2558696	7538459	-949	91	-60	1,062
ROD24-700G	2558696	7538459	-949	91	-60	1,113
ROU25-601	2558699	7538359	-963	106	-56	450

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey; NAD 1983 UTM Zone 17N for Detour Lake; NAD 1983 UTM Zone 13N for Hope Bay; NAD 1983 UTM Zone 14N for Meliadine; and Finnish Coordinate System KKJ Zone 2 for Kittila.

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income - key line items:
Revenue from mine operations:
LaRonde mine	238,043	132,888	457,409	276,505
LZ5	73,034	37,414	132,751	80,029
LaRonde	311,077	170,302	590,160	356,534
Canadian Malartic	497,217	418,472	919,264	746,589
Goldex	115,280	83,536	211,249	155,920
Quebec	923,574	672,310	1,720,673	1,259,043
Detour Lake	545,174	359,416	989,060	702,373
Macassa	260,231	153,476	495,893	292,869
Ontario	805,405	512,892	1,484,953	995,242
Meliadine	354,517	220,276	612,806	422,515
Meadowbank	334,715	308,615	739,800	558,000
Nunavut	689,232	528,891	1,352,606	980,515
Fosterville	153,845	145,026	263,674	266,061
Australia	153,845	145,026	263,674	266,061
Kittila	167,942	133,160	329,030	247,223
Finland	167,942	133,160	329,030	247,223
Pinos Altos	76,103	67,790	133,413	116,190
La India	—	16,552	—	42,170
Mexico	76,103	84,342	133,413	158,360
Revenues from mining operations	$2,816,101	$2,076,621	$5,284,349	$3,906,444
Production costs	789,187	771,984	1,556,920	1,555,569
Total operating margin(i)	2,026,914	1,304,637	3,727,429	2,350,875
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
Exploration, corporate and other	33,339	216,042	122,483	416,007
Income before income and mining taxes	1,616,619	710,206	2,811,190	1,199,254
Income and mining taxes expense	547,908	238,190	927,748	380,046
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Net income per share — basic	$2.13	$0.95	$3.75	$1.64
Net income per share — diluted	$2.12	$0.94	$3.74	$1.64

Cash flows:
Cash provided by operating activities	$1,845,488	$961,336	$2,889,734	$1,744,511
Cash used in investing activities	$(610,936)	$(424,576)	$(1,260,876)	$(837,624)
Cash used in provided by financing activities	$(819,155)	$(137,234)	$(1,002,121)	$(320,268)

Realized prices:
Gold (per ounce)	$3,288	$2,342	$3,090	$2,202
Silver (per ounce)	$35.72	$30.09	$34.45	$27.21
Zinc (per tonne)	$2,576	$2,792	$2,744	$2,625
Copper (per tonne)	$9,705	$9,192	$9,418	$9,720

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde mine	69,778	62,260	142,147	114,075
LZ5	21,474	20,074	40,596	36,623
LaRonde	91,252	82,334	182,743	150,698
Canadian Malartic	172,531	180,871	332,304	367,777
Goldex	33,118	33,750	63,134	68,138
Quebec	296,901	296,955	578,181	586,613
Detour Lake	168,272	168,247	321,110	318,998
Macassa	87,364	64,062	173,392	132,321
Ontario	255,636	232,309	494,502	451,319
Meliadine	90,263	88,675	188,775	184,400
Meadowbank	101,935	126,419	242,061	254,193
Nunavut	192,198	215,094	430,836	438,593
Fosterville	49,574	65,963	93,189	122,532
Australia	49,574	65,963	93,189	122,532
Kittila	50,357	55,671	104,461	110,252
Finland	50,357	55,671	104,461	110,252
Pinos Altos	21,363	23,754	38,654	48,479
Creston Mascota	—	13	—	41
La India	—	6,079	—	16,661
Mexico	21,363	29,846	38,654	65,181
Total gold (ounces):	866,029	895,838	1,739,823	1,774,490

Silver (thousands of ounces)	611	628	1,213	1,243
Zinc (tonnes)	2,384	1,883	4,126	3,565
Copper (tonnes)	1,161	1,072	2,545	1,876

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Payable metal sold(iii):
Gold (ounces):
LaRonde mine	66,923	51,565	136,541	116,729
LZ5	21,985	16,265	42,876	36,516
LaRonde	88,908	67,830	179,417	153,245
Canadian Malartic	150,830	176,651	295,493	336,199
Goldex	33,167	33,783	63,860	68,225
Quebec	272,905	278,264	538,770	557,669
Detour Lake	166,034	153,622	321,514	320,630
Macassa	79,145	65,340	160,145	132,840
Ontario	245,179	218,962	481,659	453,470
Meliadine	108,188	94,438	197,458	192,978
Meadowbank	102,224	131,003	242,574	252,113
Nunavut	210,412	225,441	440,032	445,091
Fosterville	46,500	62,049	84,500	120,049
Australia	46,500	62,049	84,500	120,049
Kittila	51,000	56,984	107,000	111,984
Finland	51,000	56,984	107,000	111,984
Pinos Altos	20,839	25,510	37,839	45,810
La India	—	7,020	—	19,220
Mexico	20,839	32,530	37,839	65,030
Total gold (ounces):	846,835	874,230	1,689,800	1,753,293

Silver (thousands of ounces)	574	637	1,101	1,241
Zinc (tonnes)	2,391	1,547	4,203	3,054
Copper (tonnes)	1,162	1,113	2,560	1,875

Notes:
(i) Operating margin is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance – Operating Margin for more information on the Company's calculation and use of operating margin.
(ii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended June 30, 2025, it excludes 858 payable gold ounces produced at La India and 39 payable gold ounces produced at Creston Mascota. For the six months ended June 30, 2025, it excludes 2,669 payable gold ounces produced at La India and 64 payable gold ounces produced at Creston Mascota.
(iii) Canadian Malartic payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake payable metal sold excludes the 2.0% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the six months ended June 30, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

(Unaudited)

	As at	As at
	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,557,565	$926,431
Inventories	1,502,159	1,510,716
Income taxes recoverable	20,712	26,432
Fair value of derivative financial instruments	55,524	1,348
Other current assets	352,134	340,354
Total current assets	3,488,094	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	22,006,747	21,466,499
Investments	1,063,144	612,889
Deferred income and mining tax asset	25,380	29,198
Other assets	952,376	915,479
Total assets	$31,693,413	$29,987,018

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$893,001	$817,649
Share based liabilities	24,038	27,290
Interest payable	5,791	5,763
Income taxes payable	612,234	372,197
Current portion of long-term debt	50,000	90,000
Reclamation provision	91,345	58,579
Lease obligations	37,244	40,305
Fair value of derivative financial instruments	4,560	100,182
Total current liabilities	1,718,213	1,511,965
Non-current liabilities:
Long-term debt	544,614	1,052,956
Reclamation provision	1,281,889	1,026,628
Lease obligations	101,828	98,921
Share based liabilities	11,277	12,505
Deferred income and mining tax liabilities	5,199,903	5,162,249
Other liabilities	293,203	288,894
Total liabilities	9,150,927	9,154,118

EQUITY
Common shares:
Outstanding - 502,937,031 common shares issued, less 595,061 shares held in trust	18,792,525	18,675,660
Stock options	165,668	172,145
Retained earnings	3,407,730	2,026,242
Other reserves	176,563	(41,147)
Total equity	22,542,486	20,832,900
Total liabilities and equity	$31,693,413	$29,987,018

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

REVENUES
Revenues from mining operations	$2,816,101	$2,076,621	$5,284,349	$3,906,444

COSTS, INCOME AND EXPENSES
Production(i)	789,187	771,984	1,556,920	1,555,569
Exploration and corporate development	52,100	55,247	93,905	106,453
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
General and administrative	57,890	48,819	118,599	96,936
Finance costs	27,429	34,473	49,873	70,738
(Gain) loss on derivative financial instruments	(125,264)	19,608	(194,123)	65,543
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Care and maintenance	15,682	10,226	29,583	21,268
Other expenses	17,073	47,306	36,277	59,253
Income before income and mining taxes	1,616,619	710,206	2,811,190	1,199,254
Income and mining taxes expense	547,908	238,190	927,748	380,046
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208

Net income per share - basic	$2.13	$0.95	$3.75	$1.64
Net income per share - diluted	$2.12	$0.94	$3.74	$1.64
Adjusted net income per share - basic(ii)	$1.94	$1.07	$3.47	$1.83
Adjusted net income per share - diluted(ii)	$1.94	$1.07	$3.46	$1.83

Weighted average number of common shares outstanding (in thousands):
Basic	502,579	499,437	502,489	498,528
Diluted	504,360	500,443	503,885	499,794

Notes:
(i) Exclusive of amortization, which is shown separately.
(ii) Adjusted net income per share is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance – Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income for the period	$1,068,711	$472,016	$1,883,442	$819,208
Add (deduct) adjusting items:
Amortization of property, plant and mine development	376,956	378,389	793,756	735,614
Deferred income and mining taxes	(8,766)	81,223	9,725	94,147
Unrealized (gain) loss on currency and commodity derivatives	(118,678)	10,048	(149,798)	62,532
Unrealized (gain) loss on warrants	(7,263)	3,027	(61,431)	(3,850)
Stock-based compensation	21,389	18,858	48,782	37,715
Foreign currency translation (gain) loss	(11,571)	363	(11,631)	(4,184)
Other	11,308	22,324	28,631	22,134
Changes in non-cash working capital balances:
Income taxes	478,106	46,426	301,367	46,802
Inventories	(53,061)	(37,028)	(22,144)	(8,856)
Other current assets	(38,152)	(84,118)	(6,762)	(57,500)
Accounts payable and accrued liabilities	139,082	47,908	76,590	(6,082)
Interest payable	(12,573)	1,900	(793)	6,831
Cash provided by operating activities	1,845,488	961,336	2,889,734	1,744,511

INVESTING ACTIVITIES
Additions to property, plant and mine development	(540,476)	(404,098)	(990,600)	(791,685)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	—	(121,960)	—
Contributions for acquisition of mineral assets	(4,575)	(3,175)	(8,400)	(7,099)
Purchases of equity securities and other investments	(70,304)	(17,296)	(138,361)	(41,303)
Other investing activities	4,419	(7)	(1,555)	2,463
Cash used in investing activities	(610,936)	(424,576)	(1,260,876)	(837,624)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	—	—	600,000
Repayment of Credit Facility	—	—	—	(600,000)
Repayment of Senior Notes	(550,000)	—	(550,000)	—
Long-term debt financing costs	—	—	—	(3,544)
Repayment of lease obligations	(9,172)	(12,666)	(18,350)	(25,681)
Dividends paid	(180,778)	(164,255)	(356,345)	(321,515)
Repurchase of common shares	(99,938)	(50,000)	(159,988)	(76,041)
Proceeds on exercise of stock options	9,820	80,434	61,846	87,812
Common shares issued	10,913	9,253	20,716	18,701
Cash used in financing activities	(819,155)	(137,234)	(1,002,121)	(320,268)
Effect of exchange rate changes on cash and cash equivalents	3,856	(2,162)	4,397	(3,278)
Net increase in cash and cash equivalents during the period	419,253	397,364	631,134	583,341
Cash and cash equivalents, beginning of period	1,138,312	524,625	926,431	338,648
Cash and cash equivalents, end of period	$1,557,565	$921,989	$1,557,565	$921,989

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$37,233	$24,651	$38,418	$49,903
Income and mining taxes paid	$79,703	$127,600	$616,305	$258,377